Exhibit 99.1
For:   Frozen Food Express Industries, Inc.
Listed:  Nasdaq: (FFEX)
Company Contacts:
     Stoney M. (Mit) Stubbs, Jr. (CEO)
     F. Dixon McElwee, Jr. (CFO)
     (214) 630-8090

For Immediate Release

                   FROZEN FOOD EXPRESS INDUSTRIES, INC.
                      ADOPTS STOCKHOLDER RIGHTS PLAN

     Dallas, Texas, June 15, 2000-Frozen Food Express Industries, Inc. (Nasdaq: FFEX), today announced the Board of Directors approved a Rights Agreement which provides for a distribution of a dividend of one Common Stock purchase right for each outstanding share of its Common Stock.
     The non-taxable distribution will be made on July 6, 2000, payable to stockholders of record on June 26, 2000. The Rights become exercisable upon the occurrence of certain events generally relating to a change of control of FFEX. Rights initially have an exercise price of $11. Upon the occurrence of such events, the Rights will be exercisable for a number of shares having a market value equal to two times the exercise price of the Rights. The Company may redeem the Rights for $.001 each.
     The Rights will expire on June 13, 2010, but the Rights Agreement is subject to review every three years by an independent committee of the Board of Directors, which may recommend its modification or termination. Until the Rights become exercisable upon certain triggering events, the Rights trade with the Company's Common Stock as a unit.
     "This Plan is similar to those adopted by many other companies," said Stoney M. Stubbs, Jr., President and Chief Executive Officer of Frozen Food Express Industries, Inc. "The Rights are designed to ensure that all stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other tactics to gain control of the Company which could provide inadequate value to stockholders. We are not aware of any efforts to acquire FFEX. This Plan is only a precaution taken to protect our stockholders."
     The Rights are governed by a Rights Agreement to be included in Form 8-A Registration Statement that will be filed shortly with the SEC. The Rights Agreement contains a complete description of the attributes of the Rights.
     Frozen Food Express Industries, Inc. is the largest publicly-held temperature-controlled carrier of perishable goods (primarily processed foods and meats) on the North American continent. Its services extend from Canada, throughout the 48 contiguous United States, into Mexico. The refrigerated trucking company is the only one serving this market that is full-service-providing full-truckload, less-than-truckload and distribution transportation of refrigerated and frozen products. Its refrigerated less-than-truckload operation is also the largest on the North American continent.
     Statements contained in this news release which are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties (contained in the company's SEC filings) which could cause actual results to differ.